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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Successor		Predecessor
		Period from May 25, through December 31, 2011		Year ended December 31,
			Period from January 1 through May 24, 2011
	Year ended December 31, 2012
				2010	2009	2008
Ratio of earnings to fixed charges(1)	0.69	0.83	0.23	0.14	0.22	0.27

(1)
For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges